UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Federated Hermes Project and Trade Finance Tender Fund

(Name of Issuer)

Federated Hermes Project and Trade Finance Tender Fund

(Name of Person(s) Filing Statement (Issuer))

Common Shares of Beneficial Interest

(Title of Class of Securities)

Institutional Shares – 31424D104

Service Shares – 31424D401

(CUSIP Number of Class of Securities)

Peter J. Germain, Esquire

1001 Liberty Ave.

Pittsburgh, PA 15222

1-412-288-1900

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons(s))

With a copy to: Clair E. Pagnano

K&L Gates LLP

1 Congress Street

Suite 2900

Boston, MA 02114-2023

1-617-261-3100

August 22, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Final Amendment to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 22, 2025 by the Federated Hermes Project and Trade Finance Tender Fund (the “Fund”) relating to the Fund’s offer to repurchase common shares of beneficial interest of the Fund (including Institutional Shares and Service Shares, the “Shares”) from its shareholders (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal in an aggregate amount of up to $47,056,450.62 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $0 was tendered and accepted by the Fund. No Institutional Shares of the Fund were tendered and accepted for repurchase at a net asset value of $10.11 per Institutional Share, as determined as of November 5, 2025. No Service Shares of the Fund were tendered and accepted for repurchase at a net asset value of $10.11 per Service Share, as determined as of November 5, 2025.

Item 12(b). Filing Fee

Exhibit – Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2025

FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President and Trustee